Consent of Independent Registered Public Accounting Firm

We consent to incorporation by reference in the registration statements on Form S-8 (File No. 333-117538) and Form S-3D (File No. 333-134000) of UMH Properties, Inc. and subsidiaries of our report dated March 10, 2008, with respect to the consolidated balance sheet of UMH Properties, Inc. and subsidiaries as of December 31, 2007, and 2006, and the related consolidated statements of income, shareholders’ equity and comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2007 and the related financial statement schedule, and with respect to the effectiveness of internal control over financial reporting as of December 31, 2007, which report appears in the December 31, 2007 annual report on Form 10-K of UMH Properties, Inc.

/S/ Reznick Group, P. C.

Baltimore, Maryland

March 10, 2008